UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ________________ FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2008 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the transition period from ______________ to ______________
Commission file number 1-14642

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING 401(k) Plan for ILIAC Agents

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ING Groep N.V. Amstelveenseweg 500 1081 KL Amsterdam The Netherlands
or
P.O. Box 810 1000 AV Amsterdam The Netherlands

ING 401(k) Plan for ILIAC Agents Contents of Audited Financial Statements and Supplemental Schedule
			Page
I.	The following financial statements and supplemental schedule for the ING 401(k) Plan for ILIAC Agents are being filed herewith:

	Audited Financial Statements and Supplemental Schedule
	December 31, 2008 and 2007, and the years then ended:

	Report of Independent Registered Public Accounting Firm		1

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of:
	December 31, 2008 and 2007		2

	Statements of Changes in Net Assets Available for Benefits for the years ended:
	December 31, 2008 and 2007		3

	Notes to Financial Statements		4

	Supplemental Schedule:
	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		15

	Signature Page		16

II.	The following exhibits are being filed herewith:

	Exhibit No.	Description
	1	Consent of Independent Registered Public
		Accounting Firm - Ernst & Young LLP

	99.1	Certification Pursuant to 18 U.S.C. Section 1350
		(Section 906 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

ING U.S. Pension Committee

ING 401(k) Plan for ILIAC Agents

We have audited the accompanying statements of net assets available for benefits of the ING 401(k) Plan for ILIAC Agents as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Atlanta, Georgia

June 18, 2009

ING 401(k) Plan for ILIAC Agents Statements of Net Assets Available for Benefits As of December 31, 2008 and 2007
	2008	2007
Assets
Contribution receivable - participant	$-	$58,293
Contribution receivable - employer	-	20,384
Total receivable	-	78,677
Investments, at fair value:
Mutual funds	21,873,678	35,943,475
ING Groep shares	3,014,722	3,062,642
Participant loans	1,737,595	1,555,703
Guaranteed investment contract	11,285,267	7,882,831
Net assets available for benefits at fair value	37,911,262	48,444,651
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(879,726)	182,965
Net assets available for benefits	$37,031,536	$48,706,293

The accompanying notes are an integral part of these financial statements.

ING 401(k) Plan for ILIAC Agents Statements of Changes in Net Assets Available for Benefits For the years ended December 31, 2008 and 2007
	2008	2007
Additions:
Interest and dividends	$2,426,074	$2,990,746
Contributions - participants	5,023,717	4,868,093
Contributions - employer	1,850,051	1,766,892
Contributions receivable - participant	-	58,293
Contributions receivable - employer	-	20,384
Rollover contributions	29,946	148,176
Other	-	60,155
Total additions	9,329,788	9,912,739
Change in fair value of investments	(17,663,492)	(1,442,744)
Additions, net of change in fair value of investments	(8,333,704)	8,469,995
Deductions:
Benefits paid to participants	3,294,637	2,112,688
Deemed distributions	46,259	39,288
Administrative expenses, net of forfeitures	-	3,900
Other	157	-
Total deductions	3,341,053	2,155,876
Net (decrease) increase	(11,674,757)	6,314,119
Net assets available for benefits:
Beginning of year	48,706,293	42,392,174
End of year	$37,031,536	$48,706,293

The accompanying notes are an integral part of these financial statements.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

December 31, 2008

1.	Description of Plan

General

The following description of the ING 401(k) Plan for ING Life Insurance and Annuity Company (“ILIAC”) Agents, formerly the Agents of Aetna Life Insurance and Annuity Company Incentive Savings Plan (the “Plan”), provides only general information. Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein.

The Plan is a voluntary defined contribution plan available to all full-time insurance salespersons who, as defined in the Plan document, have entered into a Career Agent Agreement with ILIAC. The Plan is intended to meet the requirements of Internal Revenue Code (“IRC”) Section 401(a). The Plan contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ILIAC is the Plan sponsor (“Plan Sponsor”) and the ING U.S. Pension Committee is the Plan administrator (“Plan Administrator”). ING National Trust is the trustee (“Trustee”) of the Plan.

Investment Options

At December 31, 2008, the Plan’s assets were invested in the following investment vehicles:

Equity Index Trust

Goldman Sachs Collective Trust Strategic Value Fund

ING Fixed Account

ING Intermediate Bond Fund - Class I

ING International Value Fund - Class I

ING Market Stock Fund

ING Real Estate Fund - Class I

ING Solution 2015 Portfolio - Initial Class

ING Solution 2025 Portfolio - Initial Class

ING Solution 2035 Portfolio - Initial Class

ING Solution 2045 Portfolio - Initial Class

ING Solution Income Portfolio - Initial Class

ING VP Small Cap Opportunities Portfolio - Initial Class

Mainstay Large Cap Growth Fund

Nuveen NWQ Small/Mid-Cap Value Fund - Class R

Russell Small Cap Completeness Index SL Series Fund

Vanguard International Growth Fund

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

Concentrations of Risk

At December 31, 2008 and 2007, the Plan’s assets were significantly concentrated in ING mutual funds and shares of ING Groep N.V. (the “Company,” a Netherlands corporation which is the parent of the Plan Sponsor) stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All employees meeting the qualifying requirements, as specified in the Plan documents, are immediately eligible to participate in the Plan. Generally, Plan participation is limited to Career Agents, as defined in the Plan documents.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and ILIAC’s contribution. ILIAC contributions are based on participant deferrals and eligible earnings. Each participant’s account is also credited with allocations of Plan investment results. Participant accounts are reduced by any administrative fee or expenses charged against the account and are allocated in proportion to the participant's account balance. All earnings or losses are allocated to each participant’s account as soon as practicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants who enter into a Career Agent contract with ILIAC will vest in ILIAC matching contributions over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Participants who entered into a Career Agent contract with ILIAC prior to January 1, 2002 will vest in ILIAC matching contributions over three years of service at a rate of 50% after the first year, 75% after the second year and 100% after the third year. Participants are immediately fully vested when any of the following occur: (1) reaching age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under ILIAC’s managed long term disability plan while actively employed, or (4) termination or partial termination of the Plan.

The amount of forfeited nonvested participant accounts as of December 31, 2008 and 2007 is $14,133 and $16,129, respectively. Forfeitures are allocated in lieu of employer contributions as permitted by the Plan documents.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

Participant Contributions

Participants may contribute up to 50% of their pre-tax eligible earnings for the Plan year. Participants may also contribute eligible amounts representing distributions from other qualified plans in a tax-free rollover (“rollover”). Participant contributions, other than rollovers, are subject to limitations imposed by the IRC.

Employer Contributions

As of December 31, 2008, ILIAC matches participants’ pre-tax contributions at 60% of each participant’s contributions up to the first 6% of total eligible earnings. The IRC limits can affect certain highly paid participants’ eligibility to receive matching contributions. ILIAC matching contributions are made in cash, and are allocated with consideration to each participant’s investment elections.

Participant Loans

Subject to the provisions of the Plan, participants may borrow against his/her account balances provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, currently the prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through commission check deductions.

Deemed Distribution

The Plan treats participant loans that are in default due to a missed payment, and outstanding loan balances when a terminated participant takes a distribution, as deemed distributions. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive credits pursuant to IRS requirements.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

Benefits

Upon termination of service due to death, disability, or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of his/her vested account balance. Additionally, upon resignation or termination, a participant may elect to receive a lump sum distribution of his/her vested account balance. A participant may elect to receive his/her benefit in Company stock (defined as American Depository Shares (“Groep Shares”)) to the extent his or her account is invested in Company stock. As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC.

Administrative Expenses

The Plan Sponsor is responsible for paying all Plan expenses in 2008. Forfeitures were used to pay Plan expenses as permitted by the Plan documents in 2007. Administrative expenses, net of forfeitures, were $0 and $3,900 for the years ended December 31, 2008 and 2007, respectively.

Plan Termination

Although it has not expressed any intent to do so, ILIAC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Plan accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

As required by the FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

Recently Adopted Accounting Standards

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 157, Fair Value Measurements (“FAS 157”). FAS 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value to any new circumstances.

Under FAS 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

FAS 157 was adopted by the Company on January 1, 2008. Adopting FAS 157 had no effect on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep shares, guaranteed investment contracts (“GICs”), participant loans and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year. Investments in Groep shares are based on the quoted market price in an active market of the common shares of the Company on the last day of the Plan year.

As discussed above, the Plan accounts for fully responsive invested contracts in accordance with the FSP. Generally, contract value of the ING Fixed Account is equal to participant deposits minus participant withdrawals plus credited interest. Interest credited is net of expenses. Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment. Under limited circumstances (certain in-service participant withdrawals) contract value may be adjusted as a result of a market value adjustment. The fair value of the ING Fixed Account which consists of an underlying GIC owned by the Plan is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

Loans to participants are valued at fair value, which approximates their outstanding balance.

Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Reclassifications

Certain 2007 balances have been reclassified to conform to the 2008 presentation.

3.	Income Tax Status

The Plan received a determination letter from the IRS dated March 27, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was restated and amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the code.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

4.	Investments

The following individual investments represent 5% or more of the Plan’s total net assets as of December 31:

	2008		2007
Equity Index Trust	$2,664,070	$	*
Goldman Sachs Collective Trust Strategic Value Fund	2,093,477		*
ING Fixed Account	10,405,541		8,065,796
ING Intermediate Bond Fund - Class I	*		2,460,448
ING International Value Fund - Class I	3,697,565		6,924,147
ING Market Stock Fund	3,014,722		3,062,642
ING VP Index Plus MidCap Portfolio - Class I	*		3,889,243
Mainstay Large Cap Growth Fund	3,033,354		4,882,167
Russell Small Cap Completeness Index SL Series Fund	3,063,124		*
Washington Mutual Investors Fund - Class R-5	*		3,792,512
* Investment not greater than 5%

The net depreciation in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments, is as follows for the years ended December 31:

	2008	2007

Mutual funds	$(15,066,646)	$(1,233,809)
ING Groep shares	(2,596,846)	(208,935)
Net depreciation in fair value	$(17,663,492)	$(1,442,744)

5.	Investment in Insurance Contracts

As of December 31, 2008, the Plan maintained one GIC related investment option, the ING Fixed Account. The contract underlying this investment option is considered to be fully benefit responsive in accordance with FSP AAG INV-1 and AICPA SOP 94-4-1. As of December 31, 2008 and 2007, the contract value of the investment in the ING Fixed Account is $10,405,541 and $8,065,796, respectively.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

The average yields based on actual earnings for the contract for the years ended December 31, 2008 and 2007, were 3.65% and 3.83%, respectively. The crediting interest rates to participants for the contract as of December 31, 2008 and 2007 were 3.30% and 3.65%, respectively. The guaranteed minimum crediting interest rates for the contract for the years ended December 31, 2008 and 2007 were 3.30% and 3.30%, respectively. ILIAC makes this guarantee, and although ILIAC may credit a higher interest rate, the credited rate will never fall below the lifetime guaranteed minimum of 3.30%.

ILIAC’s determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contractholder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

ILIAC, GIC issuer, has the option to payout the current value of the contract only after completion of five contract years.

6.	Financial Instruments

Fair Value Measurements

FAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statement of Net Assets Available for Benefits are categorized as follows:

▪	Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
▪

Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets;
b)	Quoted prices for identical or similar assets or liabilities in non-active markets;
c)	Inputs other than quoted market prices that are observable; and
d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
▪

Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following table presents the Plan’s hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2008.

		Level 1	Level 2	Level 3(1)	Total
Assets:
	Mutual funds	$14,053,007	$7,820,671	$-	$21,873,678
	ING Groep shares	-	3,014,722	-	3,014,722
	Participant loans	-	-	1,737,595	1,737,595
	Guaranteed investment contracts	-	11,285,267	-	11,285,267
Total		$14,053,007	$22,120,660	$1,737,595	$37,911,262

(1)	Level 3 net assets and liabilities accounted for 4.6% of total net assets and liabilities measured at fair value on a recurring basis.

Valuation of Financial Assets and Liabilities

The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in FAS 157. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Mutual funds: Mutual funds are reported at net asset value as calculated by the mutual fund based upon the value of the securities held by the mutual fund and are included in both Level 1 and Level 2. There are Level 2 inputs other than quoted market prices that are observable.

ING Groep Shares: ING Groep Shares are reported based upon a quoted market price and observable inputs. These shares are included in Level 2.

Guaranteed Investment contracts: The GIC is reported based upon observable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments. The GIC is included in Level 2.

Participant Loans: Participant Loans are reported based upon observable and unobservable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments. These loans are included in Level 3.

Level 3 Financial Instruments

In light of the methodologies employed to obtain the fair value of financial assets classified as Level 3, additional information is presented below.

The following table summarizes the change in fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Participant
Loans
Balance at January 1, 2008	$1,555,703
Capital gains (losses):
Net realized capital gains (losses)	-
Net unrealized capital (losses) gains	-
Total net realized and unrealized capital losses	-
Purchases, sales, issuances and settlements, net	181,892
Transfer in (out) of Level 3	-
Balance at December 31, 2008	$1,737,595

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

7.	Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds and Groep shares that are managed by affiliated companies of the Plan Sponsor. These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan. At December 31, 2008 and 2007, funds of $23,046,556 and $33,581,634, respectively, were held in such investments and are considered party-in-interest transactions.

Supplemental Schedule

ING 401(k) PLAN FOR ILIAC AGENTS

EIN-71-0294708 Plan-005

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

At December 31, 2008

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor,	Description of	Current
	or Similar Party	Investment	Value

	Equity Index Trust	Mutual Fund Shares	$2,664,070
	Goldman Sachs Collective Trust Strategic Value Fund	Mutual Fund Shares	2,093,477
*	ING Fixed Account	Guaranteed Investment Contract	10,405,541	***
*	ING Intermediate Bond Fund - Class I	Mutual Fund Shares	1,757,227
*	ING International Value Fund - Class I	Mutual Fund Shares	3,697,565
*	ING Market Stock Fund	Shares of Company Stock	3,014,722
*	ING Real Estate Fund - Class I	Mutual Fund Shares	1,437,472
*	ING Solution 2015 Portfolio - Initial Class	Mutual Fund Shares	303,353
*	ING Solution 2025 Portfolio - Initial Class	Mutual Fund Shares	355,614
*	ING Solution 2035 Portfolio - Initial Class	Mutual Fund Shares	245,166
*	ING Solution 2045 Portfolio - Initial Class	Mutual Fund Shares	905,120
*	ING Solution Income Portfolio - Initial Class	Mutual Fund Shares	286,359
*	ING VP Small Cap Opportunities Portfolio - Initial Class	Mutual Fund Shares	638,417
	Mainstay Large Cap Growth Fund	Mutual Fund Shares	3,033,354
	Nuveen NWQ Small/Mid-Cap Value Fund - Class R	Mutual Fund Shares	243,188
*	Participant Loans	**	1,737,595
	Russell Small Cap Completeness Index SL Series Fund	Mutual Fund Shares	3,063,124
	Vanguard International Growth Fund	Mutual Fund Shares	1,150,172
			$37,031,536
Note:	Column (d) cost information is omitted for all participant directed investments.

*	Indicates a party-in-interest to the Plan.
**	Each loan will bear an interest rate as prescribed by the Plan's applicable provisions when the loan is issued, currently
	the prime interest rate plus 1%. Current interest rates on Participant Loans range from 5% to 9.25% as of
	December 31, 2008. Loan repayment periods are for a maximum of five years. Current maturity dates on Participant
	Loans range from January 2009 to December 2014 as of December 31, 2008.
***	Stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING 401(k) Plan for ILIAC Agents
	By:	ING US PENSION COMMITTEE
June 22, 2009		By: /s/	David A. Wheat
Dated		Name:	David A. Wheat
		Title:	Chairman, ING U.S. Pension Committee